UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Westwood One, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

961815305

(CUSIP Number)

Eric R. Hattler
The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
310.209.3980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 961815305	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,977
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,977

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,977
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,977
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,977

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,977
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 5 Pages

Explanatory Note:  This Amendment No. 11 (“Amendment No. 11”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”), Amendment No. 7 thereto filed on August 18, 2010 (“Amendment No. 7”), Amendment No. 8 thereto filed on March 2, 2011 (“Amendment No. 8”), Amendment No. 9 thereto filed on August 8, 2011 (“Amendment No. 9”) and Amendment No. 10 thereto filed on October 26, 2011 (“Amendment No. 10”) (the Original 13D and Amendments Nos. 1 through 11, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”), relating to the Class A Common Stock, par value $0.01 per share, of Westwood One, Inc. (the “Issuer”).

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 10. Capitalized terms used but not otherwise defined in this Amendment No. 11 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 10, as applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Co-Sale Agreement

On November 1, 2011, Gores Radio entered into a Co-Sale Agreement (the “Co-Sale Agreement”) with Triton Media Group, LLC (“Triton”). Pursuant to the Co-Sale Agreement, each of Gores Radio and Triton shall have the right, subject to certain exceptions, to participate in proposed transfers of common stock of the Issuer by the other party, including transfers pursuant to Rule 144 or a registered offering in which the parties do not have piggyback registration rights.  The Co-Sale Agreement shall terminate upon the earlier to occur of (i) the liquidation, dissolution or winding up of the Issuer and (ii) at such time as either party (together with such party's affiliates) no longer beneficially owns in the aggregate at least 25% of the outstanding shares of common stock of the Issuer owned by such party as of October 21, 2011.

The foregoing description of the Co-Sale Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Co-Sale Agreement, a copy of which is filed as Exhibit 1 hereto and the terms of which are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit
Exhibit 1	Co-Sale Agreement, dated as of November 1, 2011, by and among Gores Radio Holdings, LLC and Triton Media Group, LLC.

CUSIP No. 961815305	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2011

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Jonathan Gimbel
Jonathan Gimbel
Principal

THE GORES GROUP, LLC

	By:	/s/ Jonathan Gimbel
Jonathan Gimbel
Principal